UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on preventive measures in aviation gasoline

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Rio de Janeiro, July 11, 2020 – Petróleo Brasileiro S.A. – Petrobras informs that it has decided, preventively, to interrupt supplying a specific imported batch of aviation gasoline after tests carried out at its research center (Cenpes). The company identified that this batch had a different aromatic content compounds than the batches imported until then, although in accordance with the quality requirements demanded by the National Agency of Petroleum, Natural Gas and Biofuels (ANP). Petrobras is examining the hypothesis that the chemical composition variation may have impacted the sealing and coating materials of small aircraft fuel tanks.

Petrobras reinforces that there is still no complete diagnosis to ensure the cause and effect, which requires tracking throughout the national territory. Even so, the company preventively decided to interrupt supplying this batch of gasoline. Additionally, Petrobras informs that all imported batches are within the parameters required by ANP and it has imported product for immediate commercialization, maintaining therefore the supply of product to the market.

The company reinforces that all the products it sells follow international standards. The aviation gasoline sold is previously tested to ensure compliance with the regulatory agency's specifications. The company will continue cooperating with the National Civil Aviation Agency (ANAC) and ANP.

Petrobras has been importing aviation gasoline from major U.S. companies since 2018 from the Gulf of Mexico, when the unit that produced the fuel at the Presidente Bernardes - Cubatão Refinery (RPBC) was shut down. The reform of the production plant was delayed due to the interruption of works caused by the Covid-19 pandemic, but production is expected to restart in October 2020.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

 e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

 Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

 Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 12, 2020

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer